PUBLIC

[redacted]

13010687

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

USRP Equities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Wood Avenue South
(No. and Street)

Iselin (City) New Jersey (State) 08830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew G. Riordan 732.321.8312
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew G. Riordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USRP Equities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 25th day of Feb 2013.

KAREN A. HROMIN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES DEC. 29, 2015

Signature

CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USRP Equities, LLC
(A Wholly-Owned Subsidiary
of U.S. Retirement Partners, Inc.)

Report on Statement of
Financial Condition
(With Supplementary Information)

December 31, 2012

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

USRP Equities, LLC
(A Wholly-Owned Subsidiary
of U.S. Retirement Partners, Inc.)

Report on Statement of
Financial Condition
(With Supplementary Information)

December 31, 2012

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

Independent Member of Nexia International

cohnreznick.com

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

Index

Facing Page

	Page
Independent Auditor's Report	2-3
Statement of Financial Condition December 31, 2012	4
Notes to Statement of Financial Condition	5-8
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2012	9

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Auditor's Report

To the Member
USRP Equities, LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of USRP Equities, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of USRP Equities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

Roseland, New Jersey
February 27, 2013

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 89,660
Commissions receivable	367,288
Total assets	$ 456,948

LIABILITIES AND MEMBER'S EQUITY

Liabilities - payable to related parties	$ 368,854
Commitments and contingencies	
Member's equity	88,094
Total liabilities and member's equity	$ 456,948

See Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization:

USRP Equities, LLC (the "Company"), a wholly-owned subsidiary of U.S. Retirement Partners, Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed in May 2008.

FINRA granted the Company membership effective January 20, 2010.

The Company is a limited purpose broker-dealer created to receive securities-based compensation from other broker-dealers under commission sharing arrangements.

The Company is a limited liability company and its operating agreement provides for the Company to exist in perpetuity.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash:

The Company maintains cash deposits in a noninterest bearing checking account at a bank. At December 31, 2012, or at any time during the year then ended, the Company had no cash in excess of insured limits.

Revenue recognition:

Variable annuity commissions paid by insurance companies are based on a percentage of the premium that the insurance company charges to the policyholder. First-year commissions are calculated as a percentage of the first twelve months premium on the policy and earned in the year that the policy is originated. In many cases the Company receives renewal commissions for a period following the first year, if the policy remains in force. Commissions from insurance companies are recognized when the following criteria are met: (1) the policy application and other carrier delivery requirements are substantially complete, (2) the premium and commission is paid and/or (3) the policy holder is contractually committed to the purchase of the product. Carrier delivery requirements may include additional supporting documentation, signed amendments and premium payments. Commissions earned on a renewal basis are generally recognized upon receipt from the carrier since that is when the Company is first notified that such commissions have been earned. Any commission adjustments are recorded as they occur, but were minimal during 2012.

Note 2 - Summary of significant accounting policies (concluded):

Revenue recognition (concluded):

The Company earns commissions related to the sale of securities and certain investment related insurance products. Commissions consist of two primary forms. The first are transactional, which are typically paid on a specific investment. The second are recurring, that consist of commissions paid for ongoing deposits into investment accounts, asset-based fees determined by the size of the client's account and/or investment advisory fees also linked to the size of a client's account. Transaction-based fees, including performance fees, are recognized when all contractual obligations have been satisfied. Securities and mutual fund commission income and related expenses are recorded on a trade date basis.

Receivables:

On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current considerations. At December 31, 2012, no allowance for doubtful accounts was deemed necessary.

Major customers:

During 2012, the Company earned all of its revenue from five clients.

Income taxes:

The Company is a limited liability company and is considered a disregarded entity for Federal and state income tax purposes; hence, the Company files no income tax returns. Any income or loss generated is passed through to the member.

Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through the date the statement of financial condition was issued.

Note 3 - Related party transactions:

As stated in Note 1, the Company was created to receive securities-based compensation from other broker-dealers under commission sharing arrangements. These commissions will be generated by representatives of the paying broker-dealers. Such representatives are agents of subsidiaries of the Parent. These commissions will be used to pay expenses of the subsidiaries as outlined in expense sharing agreements between the related entities. The expenses paid are for administrative services, compensation and benefits provided through the Parent to these subsidiaries and will include (but are not limited to) agent or administrative staff recruiting assistance, payment of overhead costs, insurance and retirement plan benefits and are generally not provided by their broker-dealer.

The Company shares space and office staff with the Parent and is allocated a share of those expenses on a monthly basis. The Company also pays management fees to various subsidiaries of the Parent to reimburse them for general and administrative expenses that are incurred in the generation of commissions paid to the Company. At December 31, 2012, amounts due to the Parent for these services amounted to $1,566 and amounts due to affiliates for management fees amounted to $367,288. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

Note 4 - Net capital requirement:

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $88,094, which was $63,504 in excess of its minimum required net capital of $24,590. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 4.19 to 1.

Note 5 - Regulatory compliance:

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

Note 6 - Contracts:

The Company has a management agreement with its Parent and subsidiaries that provides space, staff support and various other general and administrative functions which help generate and support the commissions paid to the Company.

The Company has also entered into commission sharing arrangements with external broker-dealers in order to receive the commissions generated by the salesforce of its Parent and its subsidiaries.

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net capital - member's equity	$ 88,094
Aggregate indebtedness - total liabilities	$ 368,854
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 24,590
Excess net capital	$ 63,504
Excess net capital at 1,000%	$ 51,209
Ratio of aggregate indebtedness to net capital	4.19 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2012.

See Independent Auditor's Report.